SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 6)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSAL INSURANCE HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

91359V107
(CUSIP Number)

Bradley I. Meier
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd., Suite 100
Fort Lauderdale, Florida 33309
Tel: (954) 958-1200
Fax: (954) 958-1202
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 May 27, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bradley I. Meier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /

Inapplicable

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

16,327,419

8	SHARED VOTING POWER

1,213,275

9	SOLE DISPOSITIVE POWER

16,327,419

10	SHARED DISPOSITIVE POWER

1,213,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,540,694

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

44.8%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
UNIVERSAL INSURANCE HOLDINGS, INC.

INTRODUCTION

This Amendment No. 6 to Schedule 13D is being filed by Bradley I. Meier.  Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the “Commission”) dated February 10, 2005 (the “Original 13D”).  The Original 13D was amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Commission dated May 5, 2005, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Commission dated August 24, 2007, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Commission dated December 20, 2007, Amendment No. 4 to Schedule 13D (“Amendment No.4”) filed with the Commission dated April 18, 2008, and Amendment No. 5 to Schedule 13D (“Amendment No.5”) filed with the Commission dated May 20, 2009.  Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5.

ITEM 1.  SECURITY AND ISSUER.

Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	Name: Bradley I. Meier

(b)	Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

(c)	Principal Occupation: President and CEO of Universal Insurance Holdings, Inc.

(d)	During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

(e)
During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)	Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Item 3 of the Schedule 13D is hereby amended to provide the following information:

This Amendment No. 6 relates to Mr. Meier’s disposition of 500,000 shares of Common Stock (“Shares”) in a sale of securities pursuant to Rule 144 under the Securities Act of 1933, as amended, on May 27, 2010 (the “Transaction Date”).

ITEM 4.  PURPOSE OF THE TRANSACTION.

                Item 4 of the Schedule 13D is hereby amended to provide the following information:

Mr. Meier disposed of the Shares as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Mr. Meier beneficially owns an aggregate of 17,540,694 shares of Common Stock (which includes options to purchase 2,020,0001 shares of Common Stock exercisable within 60 days hereof and 43,350 shares of Common Stock issuable upon conversion of Series M Preferred Stock), which represents 44.8% of the outstanding shares of Common Stock. This percentage is based on 39,166,033 shares of Common Stock outstanding as of May 4, 2010, as reported in the Company’s Form 10-Q filed with the Commission on May 10, 2010.

Of the 17,540,694 shares of Common Stock beneficially owned by Mr. Meier, Mr. Meier (i) has the sole power to vote and the sole power to dispose of 16,327,419 shares, and (ii) shares voting and dispositive power, with respect to an aggregate of 1,213,275 shares of Common Stock, which include the following shares of Common Stock, which are subject to proxies granting voting power to Mr. Meier as follows: (1) 222,219 shares owned by Phylis Meier, Mr. Meier’s mother, (2) 872,188 shares owned by Norman Meier, Mr. Meier’s father; (3) an additional 78,868 shares over which Mr. Meier has voting power; and (4) options to purchase an aggregate of 40,000 shares of Common Stock owned by Norman Meier, Mr. Meier’s father.

                Information regarding Phylis Meier and Norman Meier is set forth below:

Name:  Phylis Meier and Norman Meier

Business Address:  c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

Principal Occupation:  Norman Meier – Executive Chairman of DermWorx, Inc.; Phylis Meier – Investor

During the last five years, neither Phylis Meier nor Norman Meier has been convicted in a criminal proceeding.

During the last five years, neither Phylis Meier nor Norman Meier has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

Citizenship:  United States

1 This amount does not include options to purchase an additional 275,000 shares of Common Stock not exercisable within 60 days hereof.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 Unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 4, 2010

By: /s/ Bradley I. Meier
Name: Bradley I. Meier